SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE - São Paulo, November 7, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the third quarter ended September 30, 2019.

GAFISA ANNOUNCES
3Q19 RESULTS

WITH ALL CONSTRUCTION WORKS UNDERWAY, GAFISA REBALANCES ITS RESULTS AND WILL RESUME LAUNCHES IN 2020

Since the end of March this year, Gafisa has been working on its restructuring process with the goal of giving new directions to the Company. This period has been marked by hard work, dedication, discipline, and transparency—all key values of our brand and our team of professionals. We are confident that the changes we have implemented will soon generate positive results for the company with an eye on falling interest rates and an upturn in the Brazilian economy.

On October 23, 2019, the second tranche of capital increase was ratified: 48,986,124 shares were issued and approximately R$272 million were raised with the entry of new institutional investors in the Company’s shareholder base. Combined with the first tranche of capital increase in the first half of the year, the Company’s total capitalization stood at R$405 million. In addition, the Company approved the hiring of a financial institution to structure the issue of mandatory debentures, until the limit of USD150 million to be appropriately submitted to resolution of the shareholders’ meeting on eventual issue of these debentures. The proceeds raised by these transactions will be set aside for new projects to sustain the Company’s recovery of growth.

Our new businesses and development areas are focused on developing and approving pipeline projects for 2020. In October, we concluded the acquisition of a land on Rua Cotovia in the district of Moema, an upmarket area of the city of São Paulo. This project will mark the start of launches during the first half of 2020. In addition, two non-binding memorandums of understanding were executed for valuation studies for future projects in the cities of Rio de Janeiro and Osasco, São Paulo.

The sales team has been strengthened with the arrival of a new market director, and we are reviewing the entire sales process to implement a new model.

All construction sites have already had their works resumed, thus marking the stabilization of the Company and our greater commitment to our customers. Currently we have 17 sites.

There was also the important signing of the disinvestment agreement at Alphaville Urbanismo S.A, for R$ 100 million, to be paid by offsetting credits and delivery of assets.

In the international scenario, we are still analyzing a relisting process at the New York Stock Exchange (NYSE) that is designed to provide greater visibility to the Company and access to new markets.

With our team of focused, disciplined, and dedicated professionals, we are confident that we are on the path to consolidating a new Gafisa, occupying an outstanding position in the Brazilian real estate market.

André Luis Ackermann

Chief Financial and Investor Relations Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	3Q19	2Q19	Q/Q (%)	3Q18	Y/YA (%)	9M19	9M18	Y/Y (%)
Launches	-	-	-	71,144	-	-	609,734	-
Gross Sales	39,963	87,893	(54.5%)	188,125	(78.8%)	219,127	887,443	(75.3%)
Dissolutions	(10,210)	(31,672)	(67.8%)	(51,661)	(80.2%)	(83,245)	(169,276)	(50.8%)
Pre-sales	29,753	56,221	(47.1%)	136,464	(78.2%)	135,881	718,167	(81.1%)
Speed of Sales (SoS)	3.0%	5.0%	(2 p.p.)	9.4%	(6.4 p.p.)	11.6%	35.3%	(23.6 p.p.)
Delivered PSV	-	91,317	n.a.	346,009	n.a.	171,648	647,001	(73.5%)

Table 2 – Financial Performance (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18[6]	Y/Y (%)	9M19	9M18[6]	Y/Y(%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Adjusted Gross Profit¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin¹	50.72%	49.03%	1.7 p.p.	38.51%	12.2 p.p.	39.35%	34.74%	4.6 p.p.
Adjusted EBITDA²	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)
Adjusted EBITDA Margin²	34.81%	13.97%	20.8 p.p.	13.30%	21.5 p.p.	7.73%	9.40%	-1.7 p.p.
Net Income	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)
Revenue Backlog	465,102	506,418	(8.2%)	587,344	(20.8%)	465,102	587,344	(20.8%)
Backlog Results3 4	166,149	177,847	(6.6%)	215,778	(23.0%)	166,149	215,778	(23.0%)
Backlog Results Margin4 5	35.72%	35.12%	0.6 p.p.	36.74%	(1 p.p.)	35.72%	36.74%	(1 p.p.)
Net Debt	356,611	587,898	(39.3%)	765,898	(53.4%)	356,611	765,898	(53.4%)
Cash and Cash Equivalents[5]	394,216	182,817	115.6%	194,446	102.7%	394,215	194,446	102.7%
Equity + Minority Shareholders	782,074	575,353	35.9%	862,309	(9.3%)	782,074	862,309	(9.3%)
(Net Debt, – Proj. Fin.) / (Equity + Minority)	(40.8%)	21.24%	(62.8 p.p.)	22.9%	(63.8 p.p.)	(40.8%)	22.99%	(63.8 p.p.)

¹ Adjusted by capitalized interest.

² Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

³ Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

4 Backlog results comprise the projects restricted by a condition precedent.

5  Cash and cash-equivalents and marketable securities.

6 Restatement due to the adoption of IFRS 15.

Launches

Throughout 2019, the Company made the strategic decision not to make launches to maintain the focus on the restructuring process.

Sales

Gross sales totaled R$40.0 million in 3Q19, down 54.5% q-o-q and 78.8% y-o-y. In 9M19, gross sales totaled R$219.1 million. Y-o-y, such low performance is due to higher volume of launches during 2018 (R$609.7 million).

However, Gafisa reiterates its efforts to conclude its turnaround process, which directly affected sales performance in the first nine months of the year, besides no new projects launched.

We are optimistic that the reinforcement of the sales team and the adjustments of some processes being implemented will materialize a better sales continuity from next quarter and more effectively from 2020 onwards, when we will present a new cycle of launches.

Dissolutions reached R$10.2 million in 3Q19, 67.8% lower than in 2Q19, result of renegotiations with our clients. Compared to the 3Q18, it was down 80.2%.

The graph below shows the downward trend of dissolution volume over the past 2 years.

                                   ¹ Reflects year-to-date.

Net pre-sales totaled R$29.7 million in 3Q19, 47.1% lower than in 2Q19. In 9M19, net pre-sales came to R$135.9 million.

Sales Over Supply (SoS)

SoS was 3.0% in 3Q19, down 2,0 p.p. compared to the previous quarter.

Inventory (Property for Sale)

Inventory at market value totaled R$966.5 million in 3Q19, down 9.1% q-o-q. This is mainly due to a revaluation of inventory market value during the quarter.

Table 3 – Inventory at Market Value 2Q19 x 3Q19 (R$ 000)

	Inventories2Q19	Launçhes	Dissolutions	Gross Sales	Adjustments	Inventories 3Q19	Q/Q (%)
São Paulo	859,554	-	8,940	(36,349)	(68,774)	763,370	(11.2%)
Rio de Janeiro	138,196	-	1,270	(3,614)	1,435	137,287	(0.7%)
Other Markets	64,939	-	-	-	868	65,807	1.3%
Total	1,062,689	-	10,210	(39,963)	(66,471)	966,464	(9.1%)

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Gafisa reiterates that is concentrated on the sales process and inventory monetization and is well positioned to capture an improvement in Brazil’s economy upturn. Note that nearly 66% of our inventory is composed of residential units located in the State of São Paulo, thus, ensuring higher liquidity than units in other regions of the country.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 3Q19
São Paulo	-	-	424,871	123,207	215,291	763,370
Rio de Janeiro	-	-	-	-	137,287	137,287
Other Markets	-	-	13,452	-	52,355	65,807
Total	-	-	438,323	123,207	404,934	966,464

* % % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 – Inventory at Market Value – Commercial x Residential Breakdown- (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	635,326	128,044	763,370
Rio de Janeiro	29,121	108,166	137,287
Others	65,807	-	65,807
Total	730,254	236,211	966,464

Delivered Projects and Transfer

No projects were delivered in the third quarter of 2019.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV % R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Choice Santo Amaro	May/19	Jun/16	São Paulo/SP	100%	227	91,317
Total 2019					363	171,396

¹ Number of units corresponding to a 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

The PSV transferred in 3Q19 totaled R$49.4 million, 11.8% higher than in 2Q19. The highest volume of transfer is due to Choice Santo Amaro project delivered at the end of May (2Q19) with a PSV of approximately R$91.3 million. One hundred percent of the receivables portfolio of this project was transferred in 60 days. Year-to-date, transferred PSV totaled R$ 158.4 million.

Table 7 –  Transfer and Delivery - (R$ 000)

	3Q19	2Q19	Q/Q (%)	3Q18	Y/Y (%)	9M19	9M18	Y/Y (%)
PSV Transferred¹	49,426	44,202	11.8%	238,644	(79.3%)	158,449	438,147	(63.8%)
Delivered Projects	-	1	-	3	-	2	8	(75.0%)
Delivery Units²	-	227	-	780	-	365	1,805	(79.8%)
Delivered PSV³	-	91,317	-	346,009	-	171,648	647,001	(73.5%)

      ¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

      ² Number of units corresponding to a 100% share in projects, net of swaps;

      ³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

With an estimated PSV of R$3.82 billion, the Company’s landbank has 33 projects/phases, totaling 6,501 units. Approximately 67% of the land was acquired through an exchange base, most of it located in the city of São Paulo.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,472,405	75.9%	65.6%	75.9%	4,697	4,985
Rio de Janeiro	748,745	60.1%	60.1%	60.1%	755	892
Others	594,327	30.0%	30.0%	30.0%	1,050	1,320
Total	3,815,478	66.6%	60.4%	3.6%	6,501	7,198

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (2Q19 x 3Q19 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,470,906	-	-	-	1,499	2,472,405
Rio de Janeiro	748,745	-	-	-	0	748,745
Others	594,327	-	-	-	0	594,327
Total	3,813,978	-	-	-	1,500	3,815,478

* The amounts reported are net swap and brokerage.

FINANCIAL RESULTS

Revenue

Net revenue totaled R$89.2 million in 3Q19, down 10.5% from 2Q19, result of lower net pre-sales volume during the period.

Table 10 – Revenue Recognition (R$ 000)

	3Q19				3Q18¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue¹	% Revenue
2018	(1,354)	(4.5%)	3,057	3.4%	26,109	19.1%	86,250	36.4%
2017	(472)	(1.6%)	13,794	1.5%	27,290	20.0%	28,506	12.0%
2016	13,091	44.0%	39,625	44.4%	29,067	21.3%	81,827	34.5%
2015	13,021	43.8%	21,488	24.1%	35,017	25.7%	46,306	19.5%
<2014	5,467	18.4%	11,247	12.6%	18,981	13.9%	(5,708)	(2.4%)
Total	29,753	100.0%	89,211	100.0%	136,464	100.0%	237,180	100.0%

¹ Restatement due to the adoption of IFRS 15.

Gross Profit & Margin

Gafisa’s adjusted gross profit reached approximately R$45.2 million in 3Q19 versus R$48.9 million in 2Q19 and R$91.3 million in 3Q18.

The adjusted gross margin stood at 50.7%, mainly driven by the labor savings earned from completed projects.

Table 11 – Gross Margin (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18²	Y/Y (%)	9M19	9M18²	Y/Y (%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Gross Profit	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.71%	37.10%	5.6 p.p.	25.19%	17.5 p.p.	28.68%	21.55%	7.1 p.p.
(-) Financial Costs	(7,147)	(11,891)	(39.9%)	(31,584)	(77.4%)	(30,356)	(99,397)	(69.5%)
Adjusted Gross Profit ¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin ¹	50.72%	49.03%	1.7 p.p.	38.51%	12.2 p.p.	39.35%	34.74%	4.6 p.p.

¹ Adjusted by capitalized interests.

² Restatement due to the adoption of IFRS 15.

Selling, General and Administrative Expenses (SG&A)

In 3Q19, selling, general and administrative expenses totaled R$14.8 million, in line with 2Q19 and down 65% compared to the 3Q18.

Gafisa reiterates its cost reduction program seeking an improved structure fitted into the Company’s new model. Thus, selling expenses totaled R$2.2 million in 3Q19, 28% lower than in 2Q19 and 89% y-o-y, a result of reduced marketing expenses. In 9M19, selling expenses dropped 84% to R$11.7 million, y-o-y.

General and administrative expenses were R$12.7 million, up 12% from 2Q19, due to higher advisory and audit services expenses. In 9M19, expenses totaled R$31.9 million, down 48% from the same period last year.

Table 12 – SG&A Expenses (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y(%)
Selling Expenses	(2,170)	(3,011)	(27.9%)	(20,653)	(89.5%)	(11,683)	(73,042)	(84.0%)
G&A Expenses	(12,678)	(11,340)	11.8%	(22,300)	(43.1%)	(31,918)	(61,841)	(48.4%)
Total SG&A Expenses	(14,848)	(14,351)	3.5%	(42,953)	(65.4%)	(43,601)	(134,883)	(67.7%)

¹ Restatement due to the adoption of IFRS 15.

Other Operating Income/Expenses came to R$169,000 versus an expense of R$23.6 million in 2Q19. Due to a review of contingencies, the third quarter did not record any accrual.

Table 13 – Other Operating Income/Expenses (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y(%)
Litigation Expenses	-	(23,544)	(100.0%)	(17,241)	(100.0%)	(45,769)	(44,764)	2.2%
Other	2.444	(98)	n.a	(337)	(150.1%)	70	(2,738)	n.a
Total	2.444	(23,642)	n.a.	(17,578)	n.a.	(45.699)	(47,502)	(3.8%)

¹ Restatement due to the adoption of IFRS 15.

Adjusted EBITDA

Adjusted EBITDA totaled R$31 million in 3Q19, 123% higher than the R$13.9 million recorded in 2Q19.

Table 14 – Adjusted EBITDA (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18²	Y/Y (%)	9M19	9M18²	Y/Y(%)
Net Income (Loss)	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)
(+) Financial Results	21,548	10,469	105.8%	19,179	12.4%	41,976	58,211	(27.9%)
(+) Income Tax / Social Contribution	508	309	64.4%	670	(24.2%)	1,221	2,334	(47.7%)
(+) Depreciation and Amortization	3,223	4,143	(22.2%)	6,393	(49.6%)	11,739	15,518	(24.4%)
(+) Capitalized Interest	7,147	11,891	(39.9%)	31,584	(77.4%)	30,356	99,397	(69.5%)
(+) Expenses w/ Stock Option Plan	174	(412)	n,a	634	(72.6%)	(2,698)	1,912	n,a
(+) Minority Shareholders	119	247	(51.8%)	(700)	n.a.	121	(1,921)	n.a.
Adjusted EBITDA¹	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)

¹ Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

² Restatement due to the adoption of IFRS 15.

Financial Result

Financial expenses increased 57% to R$24.5 million in 3Q19, due to higher appropriation of interest rates in the period. Therefore, the net financial result was negative at approximately R$21.5 million in 3Q19, versus a net loss of R$10.5 million in 2Q19 and R$19.2 million in 3Q18.

Net Result

3Q19 recorded a negative adjusted net result of R$1.6 million, compared to a net loss of R$12.7 million and R$26.2 million in 2Q19 and 3Q18, respectively.

Table 15 – Net Result (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18³	Y/Y (%)	9M19	9M18³	Y/Y(%)
Net Result	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Gross Result	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.71%	37.10%	5.6 p.p.	25.19%	17.5 p.p.	28.68%	21.55%	7.1 p.p.
(-) Financial Cost	(7,147)	(11,891)	(39.9%)	(31,584)	(77.4%)	(7,147)	(31,584)	(77.4%)
Adjusted Gross Result¹	45,251	48,862	(7.4%)	91,341	(50.5%)	111,878	261,649	(57.2%)
Adjusted Gross Margin¹	50.7%	49.0%	1.7 p.p.	38.5%	12.2 p.p.	39.4%	34.7%	4.6 p.p.
Adjusted EBITDA²	31,051	13,923	123.0%	31,546	(1.6%)	21,969	70,762	(69.0%)
Adjusted EBITDA Margin²	34.81%	13.97%	20.8 p.p.	13.30%	21.5 p.p.	7.73%	9.40%	-1.7 p.p.
Net Result	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

³ Restatement due to the adoption of IFRS 15.

Revenue Backlog and Results

In 3Q19, the balance of revenue backlog according to the PoC method totaled R$166.1 million, with a margin of 35.7% to be recognized.

Table 16 – Backlog Results (REF) (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)
Revenue Backlog	465,102	506,418	(8.2%)	587,344	(20.8%)
Backlog Costs (units sold)	(298,953)	(328,571)	(9.0%)	(371,566)	(19.5%)
Backlog Results	166,149	177,847	(6.6%)	215,778	(23.0%)
Backlog Margin	35.7%	35.1%	0.6 p.p.	36.7%	-1 p.p.

Notes: Backlog results net of PIS/COFINS taxes  (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to  Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

¹ Restatement due to the adoption of IFRS 15.

BALANCE SHEET

Cash, Cash Equivalents and Marketable Securities

On September 30, 2019, cash, cash equivalents and marketable securities totaled R$394.2 million, boosted by an inflow of part of the proceeds raised with the second tranche of the capital increase, which totaled approximately R$207 million.

Receivables

At the end of 3Q19, total receivables were R$1 billion, down 7.3% from 2Q19 and 22.1% y-o-y. Of this amount, R$528.9 million were already recognized in the balance sheet, estimating receivables of R$262.6 million still to be recognized in 2019.

Table 17 – Total Receivables (R$ 000)

	3Q19	2Q19	Q/Q(%)	3Q18¹	Y/Y (%)
Receivables from developments – Backlog	482,721	525,602	(8.2%)	609,594	(20.8%)
Receivables from PoC - ST (on balance sheet)	409,212	449,356	(8.9%)	474,076	(13.7%)
Receivables from PoC - LT (on balance sheet)	119,765	116,835	2.5%	214,405	(44.1%)
Total	1,011,698	1,091,793	(7.3%)	1,298,075	(22.1%)

¹ Restatement due to the adoption of IFRS 15.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables Backlog	482,721	116,185	245,686	111,472	2,508	6,870
Receivables from PoC	528,976	146,469	268,359	105,101	2,417	6,630
Total	1,011,698	262,654	514,045	216,574	4,925	13,500

Cash Generation

The Company ended the third quarter of 2019 with a positive cash generation of R$24.4 million, excluding the effect of a R$206.9 million capital increase. It is worth mentioning that this was the fourth consecutive quarter of cash generation, a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	1Q19	2Q19	3Q19
Availabilities [1]	63,068	182,817	394,216
Change in Availabilities (1)	(74,092)	119,749	211,399
Total Debt + Investors Obligations	790,172	770,715	750,826
Change in Total Debt + Investors Obligations (2)	(99,241)	(19,457)	(19,889)
Capital Increase (3)	-	132,266	206,927
Cash Generation in the Period (1) - (2) - (3)	25,149	6,940	24,361
Final Accumulated Cash Generation²	25,149	32,089	56,450

¹ Cash and cash equivalents and marketable securities.

² Reflects year-to-date.

Liquidity

With the cash inflow of R$ 206.9 million from the second tranche of the capital increase, the Company's capital structure was optimized. Net debt decreased to R$ 356.6 million vs. R$ 587.9 million reported in the previous quarter. In 3Q19, Net Debt/Shareholders’ Equity ratio stood at 45.6%, down 56.6 p.p. from 102.18% reported in 2Q19. Considering the cash inflow of R$ 65.8 MM related to the subscription of the surplus additional to the second tranche of the capital increase, which occurred in October/19, the Net Debt/Shareholders’ Equity ratio reduced to 37%.

Table 20 – Debt and Investor Obligation (R$ 000)

	3T19	2T19	T/T(%)	3T18²	A/A (%)
Project Financing SFH	267,923	281,605	(4.9%)	352,486	(24.0%)
Project Financing SFI	175,565	180,035	(2.5%)	215,210	(18.4%)
Debentures (Projects)	194,625	196,638	(1.0%)	233,272	(16.6%)
CCB (Projects)	37,794	37,791	0.0%	74,966	(49.6%)
Subtotal of Debt of Projects (A)	675,907	696,069	(2.9%)	875,934	(22.8%)
Debentures (WK)	49,646	48,448	2.5%	48,053	3.3%
CCB (WK)	14,899	16,585	(10.2%)	36,357	(59.0%)
Other Operations (WK)	10,374	9,613	7.9%	0	0.0%
Subtotal of Debt of WK (B)	74,919	74,646	0.4%	84,410	(11.2%)
Total Debt (A)+(B) = (C)	750,826	770,715	(2.6%)	960,344	(18.9%)
Cash and Cash Equivalents¹ (F)	394,215	182,817	115.6%	194,446	102.7%
Net Debt (E)-(F) = (G)	356,610	587,898	(39.3%)	765,898	(51.2%)
Shareholders’ Equity+ Minority Shareholders (H)	567,946	575,353	(1.3%)	862,309	(34.1%)
(Net Debt) / (Shareholders’ Equity) (G)/(H) = (I)	45.60%	102.18%	(56.6 p.p.)	88.82%	(43.2 p.p.)
(Net Debt – Project Finance) / Shareholders’ Equity ((G)-(B))/(H) = (J)	(40.8%)	21.94%	(62.8 p.p.)	22.99%	(63.8 p.p.)

¹ Cash and cash equivalents and marketable securities.

² Restatement due to the adoption of IFRS 15.

The Company ended 3Q19 with R$259.5 million of debt due this year, or 34.6% of the total debt. On September 30, 2019, the consolidated debt average cost was 11.2% per year.

Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Dec/19	Until Dec/20	Until Dec/21	Until Dec/22
Project Financing SFH	TR + 8.30% a 14.20%	267,923	207,507	59,848	509	59
Project Financing SFI	Pre +13.66% / 143% CDI	175,565	4,044	110,477	61,044	0
Debentures (Projects)	CDI + 3% / CDI + 3.75% / CDI + 5.00% / CDI + 5.25%	194,625	37,231	138,610	17,522	1,262
CCB (Projects)	CDI + 3.70% / CDI + 4.25%	37,794	82	0	37,712	0
Subtotal of Debt of Projects (A)		675,907	248,864	308,935	116,787	1,321
Debentures (WK)	IPCA + 8.37%	49,646	0	25,905	23,741	0
CCB (WK)	CDI + 2.5%/ 19.56%	14,899	244	0	10,896	3,759
Other Operations (WK)	12.68%	10,374	10,374	0	0	0
Subtotal of Debt of WK (B)		74,919	10,618	25,905	34,637	3,759
Total Debt (A)+(B) = (C)		750,826	259,480	334,596	151,424	5,080
% of Total Maturity per period			34.6%	44.6%	20.2%	0.7%
Project debt maturing as % of total debt (B)/ (E)			95.9%	92.3%	77.1%	26.0%
Corporate debt maturing as % of total debt ((A)+(C))/ (E)			4.1%	7.7%	22.9%	74.0%
Ratio Corporate Debt / Mortgage	10% / 90%

SUBSEQUENT EVENTS

Divestment in Alphaville Urbanismo S.A. (“Alphaville”)

On October 21, 2019 the Company announced the execution with Alphaville Urbanismo S.A. (“Alphaville”), Private Equity AE Investimentos e Participações S.A. (“PEAE”) and affiliates of PEAE, of a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement and Other Covenants, which aims at setting forth the terms and conditions to put into effect Gafisa’s divestment in Alphaville, whose investment today is 21.20%. Note that the close of this deal depends upon compliance with usual condition precedents, the obtainment of third parties’ consent and corporate approvals. This transaction totals the amount of one hundred million Reais (R$100,000,000.00), to be paid by means of credit offset and delivery of assets.

Ratification of Capital Increase

On October 23, 2019, the Board of Directors’ meeting approved the ratification of the second tranche of capital increase totaling R$272,695,895.76 by means of subscription and full payment of 48,968,124 new common shares, and 75% of the shares were subscribed during the preemptive rights.

Note that, due to capital increase ratified herein, the Company’s capital stock increases from R$2,653,584,422.38, composed of 71,031,876 non-par, registered, book-entry, common shares to R$2,926,280,318.14, divided into 120,000,000 non-par, registered, book-entry, common shares.

Results for the third quarter of 2019 of Alphaville Urbanismo SA.

Financial Results

In 3Q19, net revenue came at R$29 million and net loss totaled R$187 million.

	3T19	3T18	1T19 vs. 1T18
Net Revenue	29	34	(15%)
Net Income	(187)	(163)	n.a.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	3Q19	2Q19	Q/Q (%)	3Q18¹	Y/Y (%)	9M19	9M18¹	Y/Y (%)
Net Revenue	89,212	99,659	(10.5%)	237,180	(62.4%)	284,292	753,058	(62.2%)
Operating Costs	(51,108)	(62,688)	(18.5%)	(177,423)	(71.2%)	(202,770)	(590,806)	(65.7%)
Gross Profit	38,104	36,971	3.1%	59,757	(36.2%)	81,522	162,252	(49.8%)
Gross Margin	42.7%	37.1%	5.6 p.p.	25.2%	17.5 p.p.	28.7%	21.5%	7.1 p.p.
Operating Expenses	(17,597)	(38,670)	(54.5%)	(66,822)	(73.7%)	(98,950)	(208,317)	(52.5%)
Selling Expenses	(2,170)	(3,011)	(27.9%)	(20,653)	(89.5%)	(11,683)	(73,042)	(84.0%)
General and Administrative Expenses	(12,678)	(11,340)	11.8%	(22,300)	(43.1%)	(31,918)	(61,841)	(48.4%)
Other Operating Revenue/Expenses	169	(23,642)	(100.7%)	(17,578)	(101.0%)	(45,699)	(47,502)	(3.8%)
Depreciation and Amortization	(3,223)	(4,143)	(22.2%)	(6,393)	(49.6%)	(11,739)	(15,518)	(24.4%)
Equity Income	305	3,466	(91.2%)	102	199.0%	2,089	(10,414)	(120.1%)
Operational Result	20,507	(1,699)	n.a.	(7,065)	(390.3%)	(17,428)	(46,065)	(62.2%)
Financial Income	2,942	5,131	(42.7%)	6,130	(52.0%)	11,676	15,211	(23.2%)
Financial Expenses	(24,490)	(15,600)	57.0%	(25,309)	(3.2%)	(53,652)	(73,422)	(26.9%)
Net Income Before Taxes on Income	(1,041)	(12,168)	(91.4%)	(26,244)	(96.0%)	(59,404)	(104,276)	(43.0%)
Income Tax and Social Contribution	(508)	(309)	64.4%	(670)	(24.2%)	(1,221)	(2,334)	(47.7%)
Net Income After Taxes on Income	(1,549)	(12,477)	(87.6%)	(26,914)	(94.2%)	(60,625)	(106,610)	(43.1%)
Minority Shareholders	119	247	(51.8%)	(700)	(117.0%)	121	(1,921)	(106.3%)
Net Income	(1,668)	(12,724)	(86.9%)	(26,214)	(93.6%)	(60,746)	(104,689)	(42.0%)

¹ Restatement due to the adoption of IFRS 15.

Consolidated Balance Sheet

	3Q19	2Q19	Q/Q (%)	3Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	12,819	11,373	12.7%	7,931	61.6%
Securities	381,397	171,444	122.5%	186,515	104.5%
Receivables from clients	409,212	449,356	(8.9%)	474,076	(13.7%)
Properties for sale	820,892	807,992	1.6%	999,559	(17.9%)
Other accounts receivable	119,898	133,061	(9.9%)	104,116	15.2%
Prepaid expenses and other	2,159	2,318	(6.9%)	3,184	(32.2%)
Land for sale	38,681	38,681	0.0%	34,212	13.1%
Subtotal	1,785,057	1,614,225	10.6%	1,809,593	(1.4%)

Long-term Assets
Receivables from clients	119,765	116,835	2.5%	214,405	(44.1%)
Properties for sale	190,953	218,616	(12.7%)	263,937	(27.7%)
Other	145,232	125,705	15.5%	116,874	24.3%
Subtotal	455,950	461,156	(1.1%)	595,216	(23.4%)
Intangible. Property and Equipment	24,465	29,344	(16.6%)	43,047	(43.2%)
Investments	300,726	302,797	(0.7%)	465,438	(35.4%)

Ativo Total	2,566,198	2,407,522	6.59%	2,913,294	(11.9%)

Current Liabilities
Loans and financing	364,766	332,693	9.6%	170,171	114.4%
Debentures	179,423	170,955	5.0%	31,196	475.1%
Obligations for purchase of land	105,823	96,979	9.1%	145,468	(27.3%)
Material and service suppliers	129,825	161,722	(19.7%)	106,363	22.1%
Taxes and contributions	64,886	60,359	7.5%	56,822	14.2%
Other	179,681	176,338	1.9%	78,167	129.9%
Subtotal	207,540	196,279	5.7%	274,725	(24.5%)

Long-term liabilities
Loans and financings	141,789	192,936	(26.5%)	508,848	(72.1%)
Debentures	64,848	74,131	(12.5%)	250,129	(74.1%)
Obligations for Purchase of Land	147,147	157,582	(6.6%)	207,765	(29.2%)
Deferred taxes	49,372	49,372	0.0%	74,473	(33.7%)
Provision for Contingencies	110,564	119,559	(7.5%)	98,557	12.2%
Other	38,460	43,264	(11.1%)	48,301	(20.4%)
Subtotal	552,180	636,844	(13.3%)	1,188,073	(53.5%)

Shareholders’ Equity
Shareholders’ Equity	780,159	573,554	36.0%	860,606	(9.3%)
Minority Interest	1,915	1,799	6.4%	1,703	12.4%
Subtotal	782,074	575,353	35.9%	862,309	(9.3%)
Total liabilities and Shareholders’ Equity	2,566,198	2,407,522	6.6%	2,913,294	(11.9%)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Cash Flow

	3Q19	3Q18¹	9M19	9M18¹
Net Income (Loss) before taxes	(1,041)	(26,243)	(59,404)	(104,275)
Expenses/revenues that do not impact working capital	18,023	20,936	28,398	38,623
Depreciation and amortization	3,223	6,393	11,739	15,518
Impairment	(2)	(14,232)	(28,221)	(39,469)
Expense with stock option plan	174	634	(2,698)	1,912
Unrealized interest and fees, Net	1,216	2,885	4,302	10,229
Equity Income	(305)	(102)	(2,089)	10,414
Provision for guarantee	(2,136)	(363)	(3,918)	(3,656)
Provision for contingencies	-	17,931	45,885	44,764
Profit Sharing provision	-	1,291	500	3,795
Provision (reversal) for doubtful accounts	(5,342)	7,242	(17,116)	(4,121)
Gain / Loss of financial instruments	-	(743)	-	(763)
Provision for fine due to construction work delay	1,935	-	754	-
Quotas assignment	2,759	-	2,759	-
Provision for contingencies	42,139	(24,860)	127,949	(117,062)
Profit Sharing provision	14,765	13,028	145,244	174,195
Provision (reversal) for doubtful accounts	(11,886)	2,262	(35,981)	(9,364)
Gain / Loss of financial instruments	159	941	509	2,351
Provision for fine due to construction work delay	(1,590)	21,974	(56,461)	44,399
Provision for contingencies	4,528	1,268	7,610	10,392
Profit Sharing provision	(39,327)	11,870	(2,189)	8,530
Provision (reversal) for doubtful accounts	(546)	2,715	(2,366)	3,080
Gain / Loss of financial instruments	62,090	(20,266)	(93,534)	(63,033)
Provision for fine due to construction work delay	7,765	(3,985)	26,045	(12,442)
Provision for contingencies	(508)	(670)	(1,221)	(2,334)
Cash used in operating activities	78,070	(1,030)	68,098	(26,940)
Acquisition of properties and equipment	1,656	(8,429)	(4,361)	(17,943)
Capital contribution to parent company	-	(1,708)	-	(3,988)
Redemption of securities, collaterals, and credits	2,311	216,482	50,446	882,542
Investment in marketable securities and restricted credits	(209,548)	(204,261)	(326,986)	(950,122)
Equity securities	(2,717)	-	-	-
Cash used in investment activities	(208,298)	2,084	(280,901)	(89,511)
Increase in Addition of loans and financing	37,885	167,511	89,672	377,841
Amortization of loans and financing	(58,990)	(174,822)	(232,561)	(532,624)
Loan operations	(759)	(688)	(10,117)	(843)
Sale of treasury shares	-	715	148	715
Proceeds from sale of treasury shares	(53,390)	-	6,984	-
Capital Increase	1	-	132,266	167
Subscription and payment of common shares	0	0	0	250,599
Net cash from financing activities	(75,253)	(7,284)	(13,608)	95,855
Increase (decrease) in cash and cash equivalents	(205,481)	(6,230)	(226,412)	(20,596)
Beginning of the period	11,373	14,161	32,304	28,527
End of the period	12,819	7,931	12,819	7,931
Increase (decrease) in cash and cash equivalents	1,446	(6,230)	(19,485)	(20,596)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer